UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

 Information to be included in statements filed pursuant to Rules 13d-1(b), (c) and (d) and amendments thereto filed pursuant to 13d-2(b)

                              (AMENDMENT NO.___ )*

                              Morgan's Foods, Inc.
                              --------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   616900106
                                  ------------
                                 (CUSIP Number)

                               November 17, 2006
                              --------------------
            (Date of Event which Requires Filing of this Statement)

                Check the appropriate box to designate the rule
                    pursuant to which this Schedule is filed:

                               [ ] Rule 13d-1(b)
                               [x] Rule 13d-1(c)
                               [ ] Rule 13d-1(d)

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
                                    Notes).

                       (Continued on the Following Pages)

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Black Horse Capital LP

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a) [x]
        (b) [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

                0

6.      SHARED VOTING POWER

                88,084

7.      SOLE DISPOSITIVE POWER

                0

8.      SHARED DISPOSITIVE POWER

                88,084

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                88,084

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*        [  ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                3.2%

12.     TYPE OF REPORTING PERSON*

                PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Black Horse Capital (QP) LP

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a) [x]
        (b) [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

                0

6.      SHARED VOTING POWER

                29,527

7.      SOLE DISPOSITIVE POWER

                0

8.      SHARED DISPOSITIVE POWER

                29,527

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                29,527

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES* [  ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                1.1%

12.     TYPE OF REPORTING PERSON*

                PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Black Horse Capital Offshore Ltd.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a) [x]
        (b) [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

                Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

                0

6.      SHARED VOTING POWER

                21,489

7.      SOLE DISPOSITIVE POWER

                0

8.      SHARED DISPOSITIVE POWER

                21,489

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                21,489

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES* [   ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                0.8%

12.     TYPE OF REPORTING PERSON*

                CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Black Horse Capital Management LLC

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a) [x]
        (b) [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

                0

6.      SHARED VOTING POWER

                117,611

7.      SOLE DISPOSITIVE POWER

                0

8.      SHARED DISPOSITIVE POWER

                117,611

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                117,611

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES* [   ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                4.3%

12.     TYPE OF REPORTING PERSON*

                OO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Black Horse Capital Advisors LLC

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a) [x]
        (b) [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

                0

6.      SHARED VOTING POWER

                21,489

7.      SOLE DISPOSITIVE POWER

                0

8.      SHARED DISPOSITIVE POWER

                21,489

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                21,489

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES* [   ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                0.8%

12.     TYPE OF REPORTING PERSON*

                OO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Dale Chappell

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a) [x]
        (b) [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

                United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

                0

6.      SHARED VOTING POWER

                139,100

7.      SOLE DISPOSITIVE POWER

                0

8.      SHARED DISPOSITIVE POWER

                139,100

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                139,100

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES* [   ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                5.1%

12.     TYPE OF REPORTING PERSON*

                IN, HC

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Brian Sheehy

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a) [x]
        (b) [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

                United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

                0

6.      SHARED VOTING POWER

                139,100

7.      SOLE DISPOSITIVE POWER

                0

8.      SHARED DISPOSITIVE POWER

                139,100

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                139,100

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES* [   ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                5.1%

12.     TYPE OF REPORTING PERSON*

                IN, HC

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).      NAME OF ISSUER:

        Morgan's Foods, Inc. ("Issuer")

ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

        24200 Chagrin Boulevard, Suite 126
        Beachwood, Ohio 44122

ITEM 2(a).      NAME OF PERSON FILING:

The names of the persons filing this statement on Schedule 13G are: Black Horse Capital LP, a Delaware limited partnership ("Domestic Fund"), Black Horse Capital (QP) LP, a Delaware limited partnership ("QP Fund"), Black Horse Capital Offshore Ltd., a Cayman Islands exempt company ("Offshore Fund"), Black Horse Capital Management LLC , a Delaware limited liability company ("BH Management"), Black Horse Capital Advisors LLC, a Delaware limited liability company ("BH Advisors"), Dale Chappell, a United States citizen ("Mr. Chappell") and Brian Sheehy, a United States citizen. The Domestic Fund, QP Fund, Offshore Fund, BH Management, BH Advisors, Mr. Chappell and Mr. Sheehy shall be collectively referred to herein as the "Reporting Persons."

BH Management is the managing general partner of each of Domestic Fund and QP Fund. BH Advisors is the investment manager of the Offshore Fund. The controlling persons of each of BH Management and BH Advisors are Mr. Chappell and Mr. Sheehy.

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     The principal business address for each of the Domestic Fund, QP Fund, BH Management, BH Advisors, Mr. Chappell and Mr. Sheehy is 45 Rockefeller Plaza, 20th Floor, New York, New York 10111.

     The principal business address of the Offshore Fund is c/o M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

ITEM 2(c).      CITIZENSHIP:

     Each of the Domestic Fund and QP Fund is a Delaware limited partnership.

     The Offshore Fund is a Cayman Islands exempt company.

     Each of BH Management and BH Advisors is a Delaware limited liability company.

     Each of Mr. Chappell and Mr. Sheehy is a citizen of the United States.

ITEM 2(d).      TITLE OF CLASS OF SECURITIES:

     Common Stock, having no par value (the "Common Stock")

ITEM 2(e).      CUSIP NUMBER:

     616900106

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

        (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

        (b)     [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

        (c)     [ ] Insurance company defined in Section 3(a)(19) of the
                Exchange Act.

        (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

        (e)     [ ] An investment adviser in accordance with Rule
                13d-1(b)(1)(ii)(E).

        (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

        (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

        (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

        (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

        (j)     [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

ITEM 4.         OWNERSHIP.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a)     Amount beneficially owned:

                The Domestic  Fund  beneficially  owns 88,084 shares of Common
                Stock.

                The QP Fund beneficially owns 29,527 shares of Common Stock.

                The Offshore Fund beneficially owns 21,489 shares of Common
                Stock.

                BH Management beneficially owns the shares held by the Domestic Fund and QP Fund. BH Advisors beneficially owns the shares of Common Stock held by the Offshore Fund.

                Mr. Chappell and Mr. Sheehy are each deemed to beneficially own the 139,100 shares of Common Stock owned by BH Management and BH Advisors.

                Collectively, the Reporting Persons beneficially own 139,100 shares of Common Stock.

        (b)     Percent of Class:

                Domestic Fund beneficially owns 88,084 shares of Common Stock representing 3.2% of the outstanding Common Stock.

                QP Fund beneficially owns 29,527 shares of Common Stock representing 1.1% of the outstanding Common Stock.

                Offshore Fund beneficially owns 21,489 shares of Common Stock representing 0.8% of the outstanding Common Stock.

                BH Management beneficially owns 117,611 shares of Common Stock held by the Domestic Fund and QP Fund representing 4.3% of the outstanding Common Stock.

                BH Advisors beneficially owns 21,489 shares of Common Stock held by the Offshore Fund representing 0.8% of the outstanding Common Stock.

                Mr. Chappell and Mr. Sheehy each beneficially owns the 139,100 shares of Common Stock collectively owned by BH Management and BH Advisors representing 5.1% of the outstanding Common Stock.

                The Reporting Persons collectively beneficially own 139,100 shares of Common Stock representing 5.1% of the outstanding Common Stock.

        (c)     Number of shares as to which such person has:

                (i)     Sole power to vote or to direct the vote

                        Not applicable.

                (ii) Shared power to vote or to direct the vote of shares of Common Stock:

                        Domestic Fund, BH Management, Mr. Chappell and
                        Mr. Sheehy have the shared power to vote or direct the vote of 88,084 shares of Common Stock beneficially owned by the Domestic Fund.

                        QP Fund, BH Management, Mr. Chappell and Mr. Sheehy have the shared power to vote or direct the vote of 29,527 shares of Common Stock beneficially owned by the QP Fund.

                        Offshore Fund, BH Advisors, Mr. Chappell and Mr. Sheehy have the shared power to vote or direct the vote of 21,489 shares of Common Stock beneficially owned by the Offshore Fund.

                (iii) Sole power to dispose or to direct the disposition of shares of Common Stock:

                        Not applicable.

                (iv) Shared power to dispose or to direct the disposition of shares of Common Stock:

                        Domestic Fund, BH Management, Mr. Chappell and
                        Mr. Sheehy have the shared power to dispose or to direct the disposition of the 88,084 shares of Common Stock beneficially owned by the Domestic Fund.

                        QP Fund, BH Management, Mr. Chappell and Mr. Sheehy have the shared power to dispose or to direct the disposition of the 29,527 shares of Common Stock beneficially owned by the QP Fund.

                        Offshore Fund, BH Advisors, Mr. Chappell and Mr. Sheehy have the shared power to dispose or to direct the disposition of the 21,489 shares of Common Stock beneficially owned by the Offshore Fund.

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                PERSON.

        Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

        Not applicable.

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        See Exhibit B attached hereto.


ITEM 9.         NOTICE OF DISSOLUTION OF GROUP.

        Not applicable.

ITEM 10.        CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.


Dated:  November 27, 2006           BLACK HORSE CAPITAL LP
                                    By: Black Horse Capital Management LLC
                                          As General Partner


                                        By:  /s/ Dale Chappell
                                             ---------------------------------
                                             Dale Chappell, Managing Member


                                    BLACK HORSE CAPITAL (QP) LP
                                    By: Black Horse Capital Management LLC
                                          As General Partner


                                        By:  /s/ Dale Chappell
                                             ---------------------------------
                                             Dale Chappell, Managing Member

                                    Black Horse Capital Offshore Ltd.


                                    By:  /s/ Dale Chappell
                                         ---------------------------------
                                         Dale Chappell, Director


                                    BLACK HORSE CAPITAL MANAGEMENT LLC


                                    By: ______________________________________
                                        Dale Chappell, Managing Member


                                    BLACK HORSE CAPITAL ADVISORS LLC


                                    By:  /s/ Dale Chappell
                                         ---------------------------------
                                         Dale Chappell, Managing Member


                                    /s/ Dale Chappell
                                    -----------------------------------
                                    Dale Chappell


                                    /s/ Brian Sheehy
                                    -----------------------------------
                                    Brian Sheehy

                                   EXHIBIT A
                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Morgan's Foods, Inc. dated as of November 27, 2006 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  November 27, 2006           BLACK HORSE CAPITAL LP
                                    By: Black Horse Capital Management LLC
                                          As General Partner


                                        By:  /s/ Dale Chappell
                                             ---------------------------------
                                             Dale Chappell, Managing Member


                                    BLACK HORSE CAPITAL (QP) LP
                                    By: Black Horse Capital Management LLC
                                          As General Partner


                                        By:  /s/ Dale Chappell
                                             ---------------------------------
                                             Dale Chappell, Managing Member

                                    Black Horse Capital Offshore Ltd.


                                    By:  /s/ Dale Chappell
                                         ---------------------------------
                                         Dale Chappell, Director


                                    BLACK HORSE CAPITAL MANAGEMENT LLC


                                    By: ______________________________________
                                        Dale Chappell, Managing Member


                                    BLACK HORSE CAPITAL ADVISORS LLC


                                    By:  /s/ Dale Chappell
                                         ---------------------------------
                                         Dale Chappell, Managing Member


                                    /s/ Dale Chappell
                                    -----------------------------------
                                    Dale Chappell


                                    /s/ Brian Sheehy
                                    -----------------------------------
                                    Brian Sheehy

                                   EXHIBIT B

                     IDENTIFICATION OF MEMBERS OF THE GROUP



Black Horse Capital LP
Black Horse Capital (QP) LP
Black Horse Capital Offshore Ltd.
Black Horse Capital Management LLC
Black Horse Capital Advisors LLC
Dale Chappell
Brian Sheehy